Exhibit 99.1

BELLUS Health Inc. Announces Voting Results from Special Meeting of Shareholders

MONTREAL, June 16, 2023 – BELLUS Health Inc. (Nasdaq: BLU; TSX: BLU.TO) (“BELLUS” or the “Company”) today announced the positive outcome of the BELLUS shareholders (“Shareholders”) vote at this morning’s special meeting of the Shareholders (the “Special Meeting”) held in-person, approving the previously-announced statutory plan of arrangement under section 192 of the Canada Business Corporations Act (the “Arrangement”) pursuant to which 14934792 Canada Inc. (the “Purchaser”), a corporation existing under the laws of Canada and a wholly-owned subsidiary of GSK plc (NYSE: GSK; LSE: GSK) (“GSK”), will acquire, for a purchase price of US$14.75 in cash per share, all of the issued and outstanding common shares of BELLUS (the “Shares”).

89,309,640 votes, or 99.99% of the votes cast at the Special Meeting by Shareholders present or represented by proxy were cast in favour of the special resolution approving the Arrangement (the “Arrangement Resolution”) (82,218,148 votes, or 99.99% of the votes cast in favour of the Arrangement Resolution, excluding Shares required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions). The Arrangement Resolution was required to be passed by (i) at least two-thirds of the votes cast at the Special Meeting by the Shareholders present or represented by proxy and entitled to vote at the Special Meeting; and (ii) a simple majority of the votes cast at the Special Meeting by the Shareholders present or represented by proxy and entitled to vote at the Special Meeting, excluding for this purpose any person required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. Details of the voting results will be filed under the Company’s profile on the SEC website at www.sec.gov and on SEDAR at www.sedar.com.

BELLUS will present its application for a final order to the Superior Court of Québec (the “Court”) on June 22, 2023. Subject to the Court’s approval, all closing conditions have currently been met, other than customary closing conditions, and closing is currently expected to occur on or about the end of the second quarter of 2023.

About BELLUS

BELLUS is a clinical-stage biopharmaceutical company working to better the lives of patients suffering from persistent cough, starting with the development of camlipixant (BLU-5937) for the treatment of refractory chronic cough (“RCC”). Camlipixant, the Company’s lead asset, is an investigational P2X3 receptor antagonist for the treatment of RCC, which is currently being evaluated in the CALM Phase 3 clinical program. With no approved treatments in the U.S., camlipixant has the potential to be a breakthrough in the RCC treatment landscape. For additional information, please visit www.bellushealth.com.

About GSK

GSK is a global biopharmaceutical company focused on innovation in vaccines and specialty medicines. Find out more at www.gsk.com.

About the Purchaser

The Purchaser is a corporation existing under the laws of Canada and is a wholly-owned subsidiary of GSK. The Purchaser has no subsidiaries and was incorporated solely for the purpose of entering into the Arrangement agreement and completing the Arrangement. The Purchaser has not carried on any activities to date other than activities in connection with the Arrangement.

Caution Regarding Forward-Looking Statements

Certain statements made in this press release are forward-looking statements within the meaning of applicable securities laws, including, but not limited to, statements with respect to the timing of the closing of the Arrangement, and other statements that are not material facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “believe”, “estimate”, “plan”, “could”, “should”, “would”, “outlook”, “forecast”, “anticipate”, “foresee”, “continue” or the negative of these terms or variations of them or similar terminology.

Although the Company believes that the forward-looking statements in this press release are based on information and assumptions that are reasonable, these forward-looking statements are by their nature subject to a number of factors that could cause actual results to differ materially from management’s expectations and plans as set forth in such forward-looking statements, including, without limitation, the following factors, many of which are beyond the Company’s control and the effects of which can be difficult to predict: (a) the possibility that the Arrangement will not be completed on the terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required Court approval and other conditions of closing necessary to complete the Arrangement or for other reasons; (b) risks related to tax matters; (c) the possibility of adverse reactions or changes in business or drug regulatory relationships resulting from the announcement or completion of the Arrangement; (d) risks relating to the Company’s ability to retain and attract key personnel during the interim period; (e) the possibility of litigation relating to the Arrangement; (f) credit, market, currency, operational, liquidity and funding risks generally and relating specifically to the Arrangement, including changes in economic conditions, interest rates, tax legislation or drug regulatory requirements; (g) the potential of a third party making a superior proposal to the Arrangement; (h) risks related to diverting management’s attention from the Company’s ongoing business operations; and (i) other risks inherent to the business carried out by the Company and factors beyond its control which could have a material adverse effect on the Company or its ability to complete the Arrangement.

The Company cautions investors not to rely on the forward-looking statements contained in this press release when making an investment decision in their securities. Investors are encouraged to read the Company’s filings available on the SEC website at www.sec.gov and on the SEDAR website at www.sedar.com, for a discussion of these and other risks and uncertainties. The forward-looking statements in this press release speak only as of the date of this press release and BELLUS undertakes no obligation to update or revise any of these statements, whether as a result of new information, future events or otherwise, except as required by law.

Contacts:

Ramzi Benamar
Chief Financial Officer
rbenamar@bellushealth.com